Exhibit 99(f)

2002.12.23 16:09:30

Kansas Corporation Commission

/S/ Jeffery S. Wagaman

THE STATE CORPORATION COMMISSION

OF THE STATE OF KANSAS

Before Commissioners:	John Wine, Chair
Cynthia L. Claus
Brian J. Moline

In the Matter of the Investigation of Actions	)
of Western Resources, Inc. to Separate its	)	Docket No. 01-WSRE-949-GIE
Jurisdictional Electric Public Utility Business	)
from its Unregulated Businesses.	)

No. 55

ORDER ON PETITIONS FOR RECONSIDERATION

AND CLARIFICATION

The above matter comes before the State Corporation Commission of the State of Kansas (Commission) upon petitions for reconsideration and clarification of the November 8, 2002 Order issued in this matter (Order 51). After having reviewed the petitions and responses filed herein, and otherwise being duly advised in the premises, the Commission issues the following Order on Petitions for Reconsideration and Clarification:

1. This investigation has worked towards meeting the specific objectives outlined in the July 20, 2001 Order to assure that Westar Energy, Inc. (Westar Energy or Company)1 takes appropriate and prompt steps to correct its financial problems and restore financial stability. In addition, this investigation sought to establish appropriate standards and guidelines for interaffiliate relations and transactions within the Westar Energy corporate family. Accordingly, the November 8, 2002 Order required financial and corporate restructuring of Westar Energy necessary to: (1) achieve a balanced capital structure within the public utility business controlled by or affiliated with

1When this proceeding began, the name of the top-level holding company, was Western Resources, Inc. (WRI). WRI operated the KPL utility business within the WRI corporation, and operated the KG&E utility business as a wholly-owned subsidiary of WRI. WRI also held 100 percent of the stock of Westar Industries, a corporation which in turn held the stock of nonutility businesses, such as Protection One, Inc. and ONEOK, Inc. The full corporate structure is described in Order 51. WRI has since changed its name to Westar Energy. In this order, the Commission uses the new name when appropriate, but in some contexts, such as when quoting Order 51, uses the term “WRI.”

Westar Energy; (2) reduce the excessive debt accumulated due to investment in nonutility business ventures; (3) prevent interaffiliate accounting practices and relations that are harmful to Westar Energy’s public utility business; and (4) protect ratepayers from the risks of Westar Energy’s nonutility business ventures in the corporate family controlled by Westar Energy.

2. By that Order, the Commission (1) rejected the financial plan proposed by Westar Energy; (2) directed Westar Energy to reverse certain accounting transactions; (3) directed WRI to transfer its KPL utility division to a utility-only subsidiary of Westar Energy, after Commission review and approval of a plan to be submitted by Westar Energy within 90 days after the date Order 51 was issued, which plan should reflect a proper allocation of debt between the utility and nonutility businesses within the corporate family; (4) directed Westar Energy to reduce its utility business debt by $100 million annually for the next two years; (5) instituted interim standstill protections to prevent harm to WRI’s utility businesses as a result of their affiliation with Westar Energy’s nonutility businesses pending adoption of final requirements relating to such affiliation; and (6) initiated an investigation into the appropriate type, quantity, structure and regulation of the nonutility businesses with which Westar Energy’s utility businesses may be affiliated.

Summary of Parties’ Positions

3. On November 25, 2002, Westar Energy filed a Petition for Specific Reconsideration. Westar Energy states it accepts the rejection of its financial plan and will not contest the Commission’s requirement for Westar Energy to file a corporate restructuring plan at this time. Westar Energy also states it does not contest the Commission’s decision to reverse certain accounting transactions and that it will file a report showing compliance with the Commission’s direction. That report was filed with the Commission on December 8, 2002. In addition, Westar Energy states it is concerned about its ability to reduce debt $100 million annually and to refinance existing debt obligations. Finally, Westar Energy also complains about certain interim standstill restrictions relating to its nonutility businesses and investments. These specific concerns are also addressed below.

4. On November 26, 2002, MBIA Insurance Corporation (MBIA) filed a Petition for Clarification and Specific Reconsideration. Among other things, MBIA suggests additional legal arguments and cases that the Commission should cite as support for Order 51. MBIA’s cases provided helpful background on how other states have addressed interaffiliate relations. Due to the possibility of differences in fact and statutory language between those cases and the instant matter, the Commission chose not to cite them as additional support. Those cases discuss, and often uphold, the propriety of regulatory measures taken in response to specific facts in the context of their enabling laws. MBIA also suggests that the Commission must make specific findings regarding the testimony of MBIA’s witnesses. Order 51 cited the facts necessary to show the reasonableness of and legal support for the Commission’s decision. The law in Kansas does not require the Commission to comment on all evidence presented before it. Western Resources, Inc. v. KCC,              Kan.             , 43 P.3d 162 (2002). Finally, MBIA raises specific concerns about the debt reduction plan and interim restrictions. Those two specific issues are addressed below.

5. On November 22, 2002, the Kansas Industrial Consumers (KIC) filed a Petition for Reconsideration and Petition for Clarification. The Citizens’ Utility Ratepayer Board (CURB) joins KIC in its request for reconsideration. KIC requests the Commission to immediately initiate a management investigation of Westar Energy. Order 51 did not institute such a management investigation, choosing rather to proceed with WRI’s corporate and financial restructuring. KIC also requests the Commission to initiate a rate investigation immediately. However, KIC subsequently withdrew this request, stating that because Westar Energy’s announcement on

November 23, 2002, that senior executives had been replaced, Westar Energy’s new management team should be allowed an opportunity to fully consider and deal with the serious issues facing WRI without the need to focus upon a retail rate case. KIC Letter dated November 27, 2002. Although the replacement of senior management does not, by itself, affect the revenues, costs or rates of a public utility, and although a management study would not prevent management from doing its job (indeed, the purpose of a management study would be to help management do its job), the Commission will not institute a management investigation at this time. The Commission expects that changes instituted by new senior management will emphasize excellence in public service that should permeate all levels of the company. The Commission has the discretion to implement a management study at any time, and will revisit the issue should it observe deviation from the principle set forth in the immediately preceding sentence. KIC also requests that the Commission prohibit Westar Energy from recovering any payments that may be made by Westar Energy pursuant to “change of control” provisions of Employment Agreements with Westar Energy’s executives. No such costs are included in Westar Energy’s current rates. This issue is not ripe for determination in this docket. The issue should be fully investigated and argued in the context of WRI’s next rate case, if such costs are contained in the test year cost of service. KIC raises two further issues. First, KIC requests the Commission to clarify whether the Commission required Westar Industries, Inc. (Westar Industries) to transfer back to Westar Energy, at no cost or consideration from Westar Energy, all of the stock of Westar Energy that is now held by Westar Industries. Second, KIC requests the Commission to require Westar Industries to sell its entire interest in Protection One, Inc. (Protection One). These two specific issues concerning Westar Energy’s corporate restructuring are addressed later in this Order.

6. U.S.D. 259 also seeks reconsideration of Order 51 because it declines to order a management investigation at this time. The City of Wichita joins U.S.D. 259 and KIC in their request for a management audit. U.S.D. 259 contends that a management investigation is appropriate in light of subsequent events. U.S.D. 259 notes that Protection One has recently increased its borrowings from Westar Industries and that Westar Energy’s top executives are subject to a federal grand jury criminal investigation and that the Securities and Exchange Commission is investigating Westar Energy’s accounting practices. The Commission’s discussion of the management study in the immediately preceding paragraph applies here as well.

Overview of this Order

7. Addressing Westar Energy’s excess debt, and the misallocation of debt between the Company’s utility and nonutility businesses, Order 51 established a number of important structural requirements. The Order required Westar Energy to, among other things: (a) transfer the KPL utility business to a new utility-only subsidiary, labeled “KPLCo”; (b) reduce the debt of the utility subsidiary by at least $100 million annually for two years; and (c) file within 90 days a plan to include:

i.)	the description of the process or procedure for the corporate restructuring, including the basis and results of the allocations of WRI’s assets and liabilities to the electric utility subsidiary or subsidiaries and description of the accounting entries necessary to implement the process or procedure;

ii.)	a statement, with documented and analytical support, as to whether the restructuring described here is consistent with WRI’s present indenture agreements, and, where not consistent, what actions WRI would have to take to obtain necessary amendments to the debt indenture agreements to proceed with the restructuring; and

iii.)	a statement explaining how the corporate restructuring plan is consistent with the principles outlined in this Order and in the July 20, 2001 Order.

Order 51 at ¶ 95.

8. The premise of Order 51 was that upon transfer of the KPL division to a new utility subsidiary, Westar Energy’s debt secured by KPL assets would need to be assigned to the new utility subsidiary to avoid a default, but the unsecured debt could remain in Westar Energy, the holding company. The restructuring thus would aid in the separation of utility assets from nonutility debt.

9. Order 51 was based upon the further assumption that if only the debt secured by KPL assets was assigned to the new utility subsidiary, (a) the amount of debt held by the new KPL utility subsidiary would exceed $1.47 billion, the level found by Order 51 to be appropriate, but (b) this excess would not be so large as to prevent the Company from paying it off in a few years with the annual payments of $100 million, as required by Order 51.

10. Westar Energy now has filed an Indenture Report which describes a situation that is inconsistent with Order 51’s underlying premises concerning the separation of secured and unsecured debt.2 Westar Energy states that all its debt, not just the secured debt, must accompany the KPL assets to the new utility subsidiary.3 Under these circumstances, the Commission finds that it must make several significant changes to facilitate the implementation of the financial and corporate restructuring requirements of Order 51. These changes are set forth in summary form in Part I of this Order, and described in more detail in subsequent parts.

2 Report of Westar Energy, Inc. Concerning Debt Indentures (filed Dec. 13, 2003) (hereinafter cited as Indenture Report). The Indenture Report is discussed more detail in Part IV below.

3 The Indenture Report speaks broadly about several categories of Westar Energy debt, claiming that in each of these categories, the indentures require all the debt to follow the utility assets. The Report does not actually state that every dollar of Westar Energy debt falls into these categories, but it does not identify any debt that falls outside these categories. Westar Energy should inform the Commission, by December 27, 2002, if there is any debt that does not fall into the categories described in its Indenture Report.

I.	Deadline For Creating The Utility-Only Subsidiary; Permissible Debt Level For That Subsidiary

11. Order 51 required Westar Energy to transfer its KPL utility business to a new, utility-only subsidiary. Order 51 at ¶ 77. The Order also noted that the new utility subsidiary might have more debt than is appropriate, given existing indentures. Id. at ¶¶ 85-86. The Commission also required the company to file a plan describing the actions it would take to form the new corporation and allocate debt thereto. Id. at ¶ 77. For the reasons explained below, the Commission hereby modifies Order 51’s requirements concerning creation of a utility-only subsidiary and filing of a plan as follows:

No later than August 1, 2003, the KPL utility division must be held within a separate utility-only subsidiary. The consolidated debt for all Westar Energy’s utility businesses, i.e., the KPL utility division and KG&E, shall not exceed $1.67 billion. Westar Energy may achieve this result by (a) renegotiating its indentures; (b) reducing its debt through selling nonutility businesses or issuing new stock and applying the proceeds to debt reduction, and/or using cash flow; (c) a combination of these measures; or (d) some other means consistent with the principles announced in the Commission’s prior orders.

12. Order 51 required a plan through which the Company would demonstrate how it would allocate assets and debt between the holding company and the new subsidiary, what subsidiary structure it would choose, and how it would obtain the funds necessary to pay down debt (e.g., what mix of asset sales, stock issuance, dividend cut). See Order 51 at ¶ 77. Two problems have become apparent from the petitions. First, Order 51 did not establish a deadline by which the unacceptable excessive debt and cross-subsidization issues must be resolved. Second, the Company needs certainty and deadlines for implementation of the principles announced in Order 51. See Westar Energy Petition at ¶ 8. The present order solves both problems by establishing the August 1, 2003 deadline for corporate restructuring.

13. The Commission’s corporate restructuring goal is clear: a utility-only subsidiary or subsidiaries with debt (when combined with KG&E’s debt) not exceeding $1.67 billion, and an annual pay down of $100 million of the utility subsidiary’s or subsidiaries’ debt in order to bring the $1.67 billion figure down to a level that was found appropriate by the Commission and that is typical for an electric utility. See Dittmer Direct at 10 (the average common equity ratio for electric public utilities located in the Midwest is approximately 44.5 percent). Westar Energy should inform its staff, advisors and its lenders that the new corporate restructuring plan is the highest priority.

14. The $1.67 billion figure reflects the $1.47 billion debt level, derived by Staff witness James Proctor from cash flow analyses (see Order 51 at ¶ 31), plus $200 million. The $1.47 billion figure produces a debt-equity ratio of approximately 55 percent-45 percent, which is within the range of many utilities’ capital structures. The $200 million figure represents the two years of debt reductions (at $100 million per year) which the Commission required, and which the Commission found would be feasible based on Mr. Proctor’s cash flow analysis. Order 51 at ¶ 86. For the reasons discussed in Order 51 (and in the order of July 20, 2001), the Commission finds that a capital structure with excess debt is not consistent with the public interest, and that this era of unacceptable excessive debt should not endure longer than two more years. That is why the Commission is limiting the debt level, as of August 1, 2003, to $1.67 billion. The Commission reiterates that these debt figures relate to the combined utility businesses of KG&E and the new KPL subsidiary.

15. The foregoing requirement does not mean that the new utility subsidiary or KG&E may not increase the combined debt level for the new utility subsidiary and KG&E above the $1.67 billion base level established for August 1, 2003 (less the annual $100 million reductions). If the utility business has capital needs requiring additional debt financing, it may seek approval under the standstill provisions and procedures set forth in Order 51 relating to issuance of debt.

16. Westar Energy, in its petition at ¶ 8, seeks an extended implementation schedule notwithstanding this docket has been open over 18 months for the purpose of finding solutions to the excessive debt problems harming the public utility created by Westar Energy’s nonutility investments and businesses. The Company’s approach lacks the rigor necessitated by the Company’s circumstances, circumstances which, as Order 51 explained, arose from the Company’s decisions. Rigor aside, framing this schedule change as a statement of intent rather than as a request for modification of Order 51 does not increase its persuasiveness. As U.S.D. 259 points out in its Response filed December 5, 2002, at ¶ 2, many of the options, which Order 51 requires the Company to consider have been proposed by the parties (and presumably considered by Westar Energy and its affiliates) in the past. The Company is not starting its analysis from scratch. Accordingly, the Commission requires Westar Energy to explain, by February 6, 2003, how it intends to accomplish the corporate and financial restructuring required by the Commission by the August 1, 2003 deadline. After Westar Energy’s submission on February 6, 2003, the Commission will accept written comments from the parties. Because of the new August 1, 2003 requirement, Westar Energy’s new cost allocation manual will now be due on August 1, 2003.

17. In addition, the Commission will require monthly reports on debt reduction in lieu of the quarterly reports required in
Order 51 at ¶ 86, 101. The monthly reports shall be in a format established by Staff. Upon review of those monthly reports, the Commission may hold hearings to examine the Company’s progress. Accordingly, Westar Energy must file a monthly report beginning on the tenth day of each month beginning on January 10, 2003. The report must describe the progress Westar Energy has taken toward debt reduction during the prior month, and shall include, the Company’s debt reduction strategy:

i.)	a description of the progress made during the prior 30 days to (a) negotiate appropriate waivers and exemptions with its debt holders, as necessary to separate the utility business from the nonutility businesses and the utility business from nonutility debt, and/or (b) sell interests in the nonutility businesses;

ii.)	specify the debts it has selected to pay down, and the schedule for paying them down and the rationale for selections, and

iii.)	provide forecasts of cash flow for Westar Energy and its electric business, separately, and explain all assumptions underlying the forecasts.

18. Inasmuch as almost two months will have passed since Order 51 was issued, the Commission expects that the report due January 10, 2003 will be extensive in its description of progress made. If Westar Energy needs assistance in debt restructuring or refinancing, the Commission will make available its Staff to explain the requirements of Order 51 and the instant Order to any of Westar Energy’s lenders.

19. The Commission recognizes that the Company may prefer not to have a deadline for effectuating the corporate restructuring and for achieving a limit on the utility company debt. The Company, however, by its own actions, entered into debt indentures that involved the utility business financing nonutility investments, including, during the June 2002 hearings, negotiating for a special provision to its credit agreement with JPMorgan Chase Bank which would facilitate a “rights offering,” that the Commission has rejected twice. See Credit Agreement between Western Resources and JPMorgan Chase Bank, dated June 6, 2002 at Section 6.4(e)(i). More importantly, the Company has failed to reduce debt since this docket was opened more than 18 months ago on May 8, 2001, by using reasonable, feasible steps discussed in the Commission’s prior orders.

20. If the Commission did not set a deadline, it would leave the Company to balance the public and private interest by selecting the timing for debt reduction. The statutes do not allow the Commission to delegate its authority in that manner. The Commission’s statutory obligation is clear: The public utility must not be allowed to carry an excessive debt load if that debt load threatens the safe, sufficient, efficient electricity at just and reasonable rates. This principle warrants extra emphasis when the excessive debt load, which burdens the public utility, was incurred to finance nonutility businesses.

21. Having clarified the Company obligation concerning corporate structure and debt reduction, the Commission now turns to the four main areas in which parties have requested reconsideration or clarification. Part II addresses the $100 million debt reduction requirement. Part III addresses Westar Energy’s proposed corporate structure. Part IV address Westar Energy’s indentures. Part V addresses Westar Industries ownership of Westar Energy stock. Part VI addresses the transfer of ONEOK stock. Part VII addresses the interim standstill protections of Order 51.

II.	The $100 Million Debt Reduction Requirement

22. Order 51 stated at ¶ 86:

[F]or the two years beginning on the date WRI submits the plans required by this Order, WRI shall reduce secured utility debt by at least $100 million per year from cash flow. At or prior to the expiration of this two-year period, the Commission will review the need for, and the measure of, continuing cash flow commitments in light of the evidence of WRI’s financial condition available at that time. WRI or the electric utilities shall file quarterly reports on its progress on retiring debt secured with utility assets, beginning with the quarter ending December 31, 2002.

23. In the prior section of this order, the Commission mandated that as of August 1, 2003, the combined debt level for KG&E and the new KPL utility subsidiary must be no more than

$1.67 billion, $200 million more than an appropriate debt level of $1.47 billion. The Commission also noted that the $100 million annual debt reduction requirement would remain in place.

24. The $100 million annual debt reduction requirement prompted several requests for reconsideration or clarification. The Commission’s responses are set forth below.

A. In general

25. Westar Energy asks the Commission to eliminate the $100 million requirement. Westar Energy Petition at ¶ 14. Westar Energy argues that “since the Company does not control the amount of free cash flow it generates, the Commission should not order the Company to generate a specific level of free cash flow to reduce secured debt.” Westar Energy also challenges the Commission’s authority to prescribe a specific amount of cash flow to be used for debt reduction. Id. at n.5.

26. The Commission reaffirms the $100 million requirement. Westar Energy in its Petition at ¶ 14 cites a list of factors that, it believes, place cash flow levels beyond its control: “the cost of refinancing of maturing debt, prices in wholesale electric markets, weather, the level of rates set by the Commission and a host of other factors.” Westar Energy’s argument, that it cannot affect its fate, is not credible. There are many factors that are within the Company’s control or influence. For example:

Cost of debt: The Company mentions the “cost of refinancing maturing debt” as being beyond its control. Refinancing costs are affected significantly by the company’s below-investment grade status. That status is, in turn, a direct result of the company’s decisions to invest in unsuccessful nonutility businesses. The company may not be able to control the financial market’s reaction to the company’s profile, but the company certainly can control its own profile.

Wholesale prices: The Company mentions “prices in the wholesale market.” It is true that, assuming Westar Energy has no market power, it cannot influence prices in the wholesale market. But the Company certainly can influence its exposure to the wholesale market, by choosing the mix of generation ownership and purchased power, and by choosing the characteristics of its purchase power contracts. Some utilities, for example, encourage the construction of new generation in their territories through their purchase practices and interconnection policies, and through that encouragement have available a mix of long and short term contracts, allowing them to hedge the risks of spot market volatility. Westar Energy offers no information about how it has managed its exposure to wholesale markets; therefore, the Commission cannot accept at face value that the costs that Westar Energy incurs in wholesale markets are beyond its control or influence.

Rates: The Company mentions rates. It is true that the Commission, not Westar Energy, controls rates. But the Company can determine its costs. It is the company that makes decisions about staffing levels, headquarters costs, executive compensation and severance pay.

Dividends: The Company makes decisions about dividends, a particularly large Company-controlled factor. According to the Company’s official response dated November 15, 2002, to Federal Energy Regulatory Commission (FERC) staff Data Requests in FERC Docket No. ES02-51-000,4 the Company’s anticipated cash dividend payments are $65-70 million annually, which could account for a large portion of the $100 million in required debt reduction.

27. In addition to the above four factors, Westar Energy’s disclaiming of responsibility for its own cash flow situation itself provides support for the Commission’s decision. The Commission cannot grant the Company’s request for unilateral discretion over the pace of debt

4 The Commission hereby takes administrative notice of Westar Energy’s Response to FERC Discovery Question No. 12, filed at FERC on November 15, 2002. A copy of the response shall be made a part of the Commission’s official record.

reduction, on the grounds that all the relevant factors are beyond the Company’s control, where the Company still fails to take responsibility for those factors that are within its control. The Company’s record on borrowing and on nonutility investment shows that when it has acted without regulatory parameters, it acts irresponsibly. Order 51 prevents this irresponsibility by establishing parameters.

28. There is another reason why the Commission will not leave to the Company the determination of the amount of cash flow to be used for debt reduction. In Westar Energy, as in many utilities, the shareholder and management interests are not necessarily aligned with the public interest. The Company has many constituencies with varying and conflicting interests. Its executives may want large pay increases. Departing officials may want substantial severance pay. Shareholders may want higher dividends. Many of these demands may be legitimate from the perspective of those making the demands. But many are not components of the Company’s statutory obligation: to assure efficient and sufficient service at just and reasonable rates. It is that obligation which the Commission must enforce. The Commission cannot enforce that obligation by leaving it to the Company to resolve conflicts between its internal interests and the public interest. The Commission here must declare that there is at least one goal, which is above conflict: that is the goal of reducing debt expeditiously, by at least $100 million annually.

29. Westar Energy argues that the $100 million cash flow it projected was cash flow produced by the consolidated entity, not by the utility business alone. Westar Energy Petition at ¶ 14. However, Order 51 based the $100 million debt reduction requirement not on the Company’s projections but on Staff witness James Proctor’s. Order 51 at ¶ 86. Mr. Proctor based his projections on “electric utility operations” alone. Proctor Direct at Exhibit JMP-17.

30. Finally, Westar Energy in its Petition at ¶ 14 states that its cash flow projections for consolidated operations will be only $77 million for 2003, and that there is no projection yet for

2004. Westar Energy’s $77 million figure has two infirmities. First, it has no record support; it is only a statement of counsel. Second, in Westar Energy’s Response to FERC Discovery Question No. 12 submitted in FERC Docket No. ES02-51, the Company calculated cash flow after payment of dividends and before payment of severance pay costs. Therefore, the Commission can only surmise that counsel’s revised estimate of cash flow for 2003 of $77 million is also determined after payment of dividends, thus creating an apples-to-oranges comparison with Mr. Proctor’s estimate, which is a pre-dividends figure. See Proctor Direct at Exhibit JMP-17.

B. Relationship between the debt reduction obligation and available cash flow

31. Staff expressed concern that the Company may prefer to pay dividends rather than comply with the $100 million debt reduction obligation. Specifically, Staff argues that the Company might define “cash flow” to mean “cash flow after dividends,” and then pay down debt only to the extent of such dividend-reduced cash flow. Staff Response to Petitions for Reconsideration, filed December 5, 2002, at ¶ 13.

32. Order 51 requires that the annual reduction be at least $100 million, regardless of whether the Company pays dividends. The Commission did not say “reduce debt by $100 million, to the extent that $100 million is available from cash flow remaining after dividends are paid.” The Commission said, and reiterates now: reduce debt by $100 million each year by whatever means. If anticipated dividend payments would disable the Company from satisfying the $100 million debt reduction obligation, the Company best not pay the dividends. At this point, the decision whether to pay dividends lies with the Company; but the Company must satisfy the $100 million debt reduction obligation.

33. If the Company intends to resist its $100 million debt reduction obligation based on its desire to pay dividends, the Commission will institute a proceeding under K.S.A. 66-1214 to determine whether a Commission-prescribed dividend limit will be necessary.5 Furthermore, the Commission wishes not to find out, after the fact, that the Company has paid dividends and, consequently, needs a waiver of its $100 million obligation. To avoid that result, the Commission hereby directs Westar Energy to file a letter with the Commission by no later than January 10, 2003, indicating (a) whether it intends to comply with the $100 million debt reduction requirement; (b) if not, why not; and (c) whether it intends to pay cash dividends in 2003 and how much in cash dividends it intends to pay. Based on the Company’s filed letter, the Commission will determine whether to initiate a proceeding under K.S.A. 66-1214.

C. Type of debt targeted for reduction

34. Westar Energy argues “it should have the flexibility to retire debt in the most cost-effective manner and to consider liquidity issues when determining which utility debt to retire regardless of whether the utility debt is a secured or unsecured obligation.” Westar Energy Petition at ¶ 17.

35. The Commission hereby grants that flexibility, subject to the understanding that the annual $100 million debt reduction requirement applies to the debt held by the new utility subsidiary and the KG&E subsidiary. Specifically: In Order 51 at ¶ 86, the Commission stated “WRI shall reduce secured utility debt by at least $100 million per year from cash flow” (emphasis added). The Commission hereby modifies that sentence as follows: Westar Energy shall assure that debt held by

5 K.S.A. 66-1214 provides:

Payment of dividends prohibited, when; hearing. The state corporation commission, if it shall determine on complaint or upon its own initiative, and after hearing on due notice in accordance with the provisions of the Kansas administrative procedure act, that the payment of any dividend by a public utility company subject to the jurisdiction of the commission will impair the financial condition of such company so that such company cannot maintain its property in reasonably efficient operating condition and render adequate service to its patrons at reasonable rates, shall enter an order prohibiting the payment of such dividends until such time as such company has shown to the commission that the conditions upon which such order was based have ceased to exist.

the new utility subsidiary, by KG&E, or both, is reduced by at least $100 million per year from cash flow.” This modification allows the Company to select between secured and unsecured debt in whatever manner necessary to minimize costs to the utility, provided that there is reduction of at least $100 million per year of debt which is held by or assigned to the new utility subsidiary or subsidiaries.6

36. The Commission emphasizes that with respect to debt reduction, the cost minimization goal refers to the costs of the utility business, not the costs of the consolidated company. Westar Energy says “it should have the flexibility to retire debt in the most cost-effective manner.” Westar Energy Petition at ¶ 17. By not specifying whether it means cost-effective from the standpoint of the utility business or of the consolidated corporation, the Company repeats the error this Commission has been seeking, for over two years now, to correct: that the Company’s first priority must be the utility business.

D. Stock issuance as a method for debt reduction

37. MBIA in its Petition at 16 asks the Commission to remove stock issuance as a possible debt reduction method which the Company must consider. The Commission will not remove this option because it wishes Westar Energy to consider all options. Westar Energy shall, in evaluating this option, take into account the evidence on stock issuance presented by the MBIA witnesses. MBIA may present evidence in response to the Company’s proposed debt reduction plan; and may renew its objection to this option in that context.

6 The Commission’s intent was set forth more clearly in ¶ 102 of Order 51: “…Proctor demonstrated that debt can be reduced by $100 million per year from cash flow. Staff Exhibit No. JMP-17. The Commission therefore requires this debt reduction method to be employed. Specifically, Westar Energy shall first reduce the debt assigned to the newly created electric subsidiary or subsidiaries.”

E. Sale of nonutility investments as a method of reducing debt

38. KIC in its Petition at ¶ 20 asks the Commission to require Westar Energy to sell its nonutility investments. In particular, KIC urges the Commission to require Westar Energy to immediately sell its investment in Protection One because, according to KIC, Protection One continues to have a negative effect on Westar Energy’s financial condition, noting that “since 1998, the first full year of operation of Protection One under the majority ownership of WRI [Westar Energy], the dividend payout of WRI has not been earned in any calendar year.” KIC Petition at ¶ 21, citing KIC Exhibit 1. KIC also states that “WRI’s ownership in Protection One and other unregulated business interests is the primary reason that WRI’s formerly investment grade quality debt has been demoted to ‘junk’ status.” KIC Petition at ¶ 21. MBIA also points out in its Petition at 6 that Westar Energy’s management has not acted in the best interest of the utility. MBIA asserts that the purchase and sale of Protection One Europe dramatically illustrates this point. That is, Westar Energy paid approximately $172 million for Protection One Europe assets, which ultimately held a value of less than $45 million. MBIA asserts that not only do these facts provide further support for the Commission taking action in this proceeding; they also suggest that Westar Energy should sell all of its nonutility investments. As explained in Part I above, the Commission has established a deadline of August 1, 2003, for the movement of the KPL utility business to a utility-only subsidiary with the combined capital structure of the utility businesses not to exceed $1.67 billion in debt. The Commission has made clear that the Company must achieve this result somehow, by selling assets, renegotiating indentures or by some combination of these and other options. The Commission expects the Company to consider all its options, including the obvious option of selling Protection One, a company which is not essential to Westar Energy’s utility business. Protection One’s past affiliation with Westar Energy has brought no benefits to the utility business, and its continued affiliation threatens further harm to the utility business. The Company must place elimination of that harm well ahead of whatever goals it might have for Protection One. Otherwise, Westar Energy’s strategy will not be consistent with the Commission’s requirement to separate the regulated utility operations from the nonutility operations, utility-related debt from nonutility-related debt, and utility-related risk from nonutility-related risk.

F. Conclusion on debt reduction

39. Westar Energy has asked the Commission to eliminate the $100 million requirement, and leave the Company free to determine the amount and schedule of debt reduction. The $100 million requirement will remain in place. It is supported by evidence contained in the record. The different numbers presented in Westar Energy’s Petition for Reconsideration are not evidence; they are statements of counsel only; moreover, the Company’s apparent intent to reduce debt only after paying dividends or severance pay underscores the need for Commission intervention.

40. While the $100 million debt reduction requirement is based on record facts, facts can change. If and when Westar Energy anticipates such change, it may ask the Commission to modify the $100 million obligation. The Commission will not, however, consider an open-ended request to eliminate any debt reduction requirement. Any request to modify the $100 million annual debt reduction requirement must:

i.)	be submitted at least 60 days before the date on which the Company proposes to implement it;

ii.)	demonstrate how and when the Company will restore the pace of its debt reduction schedule so as to achieve the $100 million debt reduction goal expeditiously; and

iii.)	explain whether the reason for the inability to reach $100 million relates to the payment of dividends or the needs of affiliated nonutility businesses.

III.	Westar Energy’s Proposed Corporate Structure

41. Westar Energy suggests that it might achieve the same corporate separation ordered by the Commission by creating a holding company above Westar Energy, and transferring the stock in the nonutility companies to a new sister company that would be a subsidiary of the new holding company. Westar Energy Petition at ¶ 8. This suggested restructuring would leave the KPL utility business within the corporation presently known as Westar Energy.

42. Although Westar Energy’s proposed approach would produce a corporate structure that, on the surface, partially resembles the one required by Order 51, Westar Energy forgets that the goal is not merely to separate the utility business from the nonutility business, but also to separate the utility business from the nonutility debt. Staff points out that Westar Energy’s proposed corporate structure could make more difficult the proper allocation of assets and debt between the utility and nonutility businesses. Staff argues that “under Westar’s plan, the KPL utility assets would remain in Westar Energy, which is the issuer of the unsecured debt that should be attributed to the non-utility assets.” Response of Staff to petitions for reconsideration filed December 5, 2002, at ¶ 3. The Commission’s priorities are to reduce the debt held by the utility to an amount of debt consistent with the financing needs of the utility business, and to reduce the debt held by the corporate family as a whole. A corporate structure that either impairs the Company’s achievement of these goals, or the Commission’s ability to mandate and monitor that achievement, is inconsistent with Order 51. The Commission therefore rejects the Company’s proposed approach. The corporate restructuring described in Order 51, and set forth again in Part I, ¶ 10 of this order, remains.

43. The Commission does not prohibit the Company (or other parties) from proposing an alternative corporate structure, in addition to (not in substitution of) the required corporate structure.

However, submission by Westar Energy of an alternative restructuring proposal will not suspend or delay the requirement to restructure by August 1, 2003 as stated above, and the Commission cautions Westar Energy not to make proposals that create the possibility of delay. Subject to these conditions, any alternative proposal must demonstrate: (a) how the debt and assets will be allocated among the resulting corporate entities and how that allocation is consistent with the requirements of Order 51 and Part I of the instant order; and (b) how the level of debt will be reduced. The Commission will reject any proposed corporate structure whose purpose and effect deviates from the Commission’s requirement that total debt be reduced, and that no debt incurred for the benefit of the nonutility businesses be assigned to the utility business.

44. MBIA asks the Commission to require Westar Energy to transfer its KPL assets to KG&E. MBIA Petition at 13. Order 51 identified this transfer as an option, but not the only one. To mandate a mixing of KPL and KG&E businesses could inject into an already complicated situation the controversies over KPL-KG&E rate differentials, an issue which is not the focus of the present investigation.

IV.	Westar Energy’s Debt Indentures

45. In Order 51, the Commission required Westar Energy to move its KPL utility division to a new utility subsidiary. Order 51 at ¶ 77. The Commission further stated that the appropriate amount of debt for Westar Energy’s electric utility business should not exceed $1.47 billion, Order 51 at ¶ 31, and that approximately $1.63 billion of Westar Energy’s total debt was attributable to investments in nonutility businesses. Id. ¶¶ 31, 84. In that context, the Commission stated that it recognizes that utility assets may have been used to secure debt in excess of that debt attributable to utility operations—i.e., that utility assets secure debt incurred to finance nonutility activities. It is not the Commission’s intent that its directive to move the KPL utility operations into a subsidiary of WRI be in conflict with such security commitments.

Id. at ¶ 85.

46. In response to Order 51’s discussion of Westar Energy’s security commitments, Westar Energy, in its Petition at ¶¶ 10 and 11, respectively, stated:

While some of the company’s debt is not technically classified as ‘secured,’ separation of such debt from the utility assets would be a default which would give rise to the right of the lenders to demand immediate repayment of all outstanding Westar Energy debt.

…[T]he Commission should be advised that the limitations imposed by Westar Energy’s financing documents are not limited to instruments which are technically ‘secured’ by utility property.

47. On December 4, 2002, the Commission issued its Order Requiring Report and Additional Information (Order 52) requesting, among other things, “financing documents” and explanations thereof relating to the two statements made in Westar Energy’s Petition for Specific Reconsideration and quoted above.

48. In response to Order 52, Westar Energy on December 13, 2002, filed with the Commission its Indenture Report. The document summarizes Westar Energy’s view that if it transfers KPL’s utility assets to a new utility subsidiary, Westar Energy may be obligated by its indentures to transfer much if not all of its debt along with them to avoid a default. A default, according to Westar Energy, would empower the creditors to demand immediate payment of Westar Energy’s debt. Transferring all of Westar Energy’s debt to a new utility subsidiary would mean that the electric businesses (the new utility subsidiary or subsidiaries, if the KPL division and KG&E are in separate subsidiaries) will have up to $3 billion of debt when total debt properly allocable to the utility businesses is only $1.47 billion.

49. While the Commission has not yet determined its own interpretation of the indentures, it is the interpretation of the lenders and the courts, not of the Commission, that controls this situation. If the lenders interpret the indentures in the way Westar Energy has described, Westar Energy faces a problem it now must work quickly to resolve. Westar Energy’s present problem can be summarized in two main points:

i.)	Order 51 requires that the utility business not bear debt associated with the nonutility business.

ii.)	Westar Energy reveals that it has signed indenture agreements that may require that the utility business continue to bear debt associated with the nonutility business.

50. In short, Westar Energy is acknowledging that it has taken actions which might make it difficult now to comply with the Commission’s orders. On the one hand, the Commission has ordered the utility to shed itself of debt incurred to finance the nonutility businesses. On the other hand, Westar Energy has incurred debt to finance the nonutility businesses and thereby, according to Westar Energy, it may now be prohibited contractually from separating the utility assets from the nonutility debt.

51. Westar Energy thus has placed itself in a difficult position, because the Commission will not revise its requirement that the utility business not be burdened with the debt of the nonutility businesses. Under these circumstances, Westar Energy has two choices clearly available:

i.)	Pay down a sufficient amount of Westar Energy’s debt so that the amount of debt that follows the KPL utility business to a new subsidiary, when added to KG&E’s debt, is equal to or less than the amount of debt found by the Commission to be appropriate for the utility business, plus $200 million, i.e., $1.67 billion. See Order 51 at ¶ 31. This choice would require Westar Energy to sell most if not all of its interests in nonutility businesses and take other actions such as issuance of new stock.

ii.)	Renegotiate the indentures so that Westar Energy can take the actions required by the Commission without causing a default. See, e.g., MBIA Reply to Indenture Report filed December 18, 2002.

52. These are the two choices which the Commission has identified as consistent with Order 51. They are the two choices reflected in the Commission directive, set forth in Part I of this Order at ¶ 10, that “the KPL utility division must be held within a separate utility-only subsidiary and the consolidated debt for all of Westar Energy’s utility businesses, the KPL utility division and KG&E, shall not exceed $1.67 billion,”(with that amount then to be paid down by $100 million each year for two years), and that “Westar Energy may achieve this result by (a) renegotiating its indentures; or (b) reducing its debt through selling nonutility businesses or issuing new stock and applying the proceeds to debt reduction, or by using cash flow, or by a combination of these measures, or by some other means consistent with the principles announced in the Commission’s prior orders.” While there may be other means of achieving the proper debt level for the utility business, the three options discussed in the next three paragraphs are not available.

53. First, moving the KPL division to a subsidiary along with the excess debt associated with nonutility businesses. This choice is not available because Order 51 forbids it. Westar Energy must move its KPL division to a new subsidiary, but the amount of debt accompanying the KPL assets must not exceed an appropriate amount that has been allowed by the Commission.

54. Second, moving the KPL division to a subsidiary without the excess debt, if such move triggers a default. Westar Energy has stated that it cannot move the utility business to a new subsidiary without moving all the nonutility debt with it. That is a result the Commission will not accept. When Order 51 required Westar Energy to move its KPL division to a new subsidiary, the underlying premise was that the Commission would be able to limit the debt which moved to the KPL division to a reasonable and proper amount. The Commission will not allow a transfer of the KPL utility division to a new utility subsidiary that results in an electric business, when combined with KG&E, having up to $3 billion of debt while the nonutility businesses remain owned by a holding company free of that debt. In that situation, the Commission would want to order the holding company to sell the nonutility businesses and use the proceeds to pay down the new utility subsidiary’s excess debt. However, it is likely that the holding company then would argue that the Commission lacked authority to issue orders to a holding company which itself is not a utility company. Kansas would be left with what prior Westar Energy management originally intended: use of the utility business to create value in nonutility businesses, and then keeping that value for the shareholders while causing the debt to stay with the utility. The Commission has rejected that concept twice, and will not permit it now.

55. Third, the Company’s proposal, of leaving the utility business (and all the debt) in Westar Energy, but creating a holding company above Westar Energy. That approach, described by Westar Energy in its Petition at ¶ 8, is rejected here because it also leaves the utility with excess debt. The Company states that its proposal “would accomplish one important goal of separating non-regulated assets from utility assets while avoiding actions which could give rise to claims that the Company has violated its financing covenants.” Indentures Report at 14. This statement suggests to the Commission that the Company still remains uninformed about, or uncommitted to, the Commission’s goal, and about the Company’s obligation to achieve that goal. The Commission intends to separate the utility business from the nonutility business, and the utility debt from the nonutility debt; and, as a result, the utility business from the nonutility debt. The Company’s two prior proposals, and its current one, separate the utility business from the nonutility business, but they do not separate the utility business from the nonutility debt; they separate the nonutility business from nonutility debt. The Company’s proposal is, in fact, a close cousin of the “rights offering” concept that the Commission has rejected twice.

V.	Westar Industries’ Ownership of Westar Energy Stock

56. KIC requests the Commission to “clarify that Westar Industries, Inc. must transfer back to Westar Energy, at no cost or consideration from Westar Energy, Inc., all of the stock of Westar Energy, Inc. that is purportedly owned by Westar Industries, Inc.” The Commission agrees with KIC that the stock issuance should be reversed and hereby orders this action. Given the financial troubles which Westar Energy has endured as a result of its affiliates’ investment in nonutility businesses, and the means by which the corporate family has financed these businesses, all as discussed in Order 51, it is not in the public interest for Westar Energy stock to be owned by a subsidiary whose purpose is to invest in nonutility businesses.

57. Westar Energy states in its Petition that on December 11, 2002, the Westar Energy Board of Directors will vote to “take all necessary steps to implement the return of such stock from Westar Industries to Westar Energy and to cancel such stock.” Westar Energy Petition at ¶ 17. On December 9, 2002, Westar Energy submitted the affidavit of its Chief Financial Officer, Paul Geist, stating that “the Manual Journal Entries reflect that Westar Energy is voluntarily returning the Westar Energy Stock held by Westar Industries back to Westar Energy.” On December 11, 2002, Westar Energy filed certified copies of the resolutions reversing the stock issuances discussed above and authorizing the accounting entries set forth in the Report filed by the Chief Financial Officer. Those accounting entries reflect that the reversal of the stock issuance included an adjustment to the intercom any receivable account of Westar Energy. Commission Staff is directed to submit a written report by January 10, 2003, on the propriety of the accounting entries generally and the consideration transferred to Westar Industries from Westar Energy pursuant to those accounting entries.

VI.	Transfer of ONEOK Stock

58. MBIA asks the Commission to (a) prohibit Westar Industries from transferring the ONEOK stock to Protection One and (b) require reversal of the sale of ONEOK stock from Westar Energy to Westar Industries. MBIA Petition at 10, 12. These actions are unnecessary, due to the combination of the standstill protections of Order 51 and the requirements of Order 45.

59. The standstill provision relating to ONEOK, immediately preceding ¶ 114 of Order 51, states, “If Westar Industries sells any portion of its investment in ONEOK, the requirements of Order 45, issued in this docket on July 9, 2002, shall apply.” Order 45 at
¶ 12, in turn, requires that “any sale of ONEOK stock by Westar Industries and WRI, by reason of its ownership interest in Westar Industries, be made for fair market value in cash and that the proceeds from such sale be used to retire debt consistent with this order.” The Commission notes that this Order 45 obligation is a permanent one and does not expire with the expiration of the June 6, 2002 Credit Agreement.

60. Because any sale of ONEOK must be for cash, at fair market value, with the proceeds used to defray debt, there is no reason to exclude Protection One from the universe of possible purchasers of ONEOK. To assure that the sale price reflects fair market value, however, the Commission will require Westar Energy to (a) request the Commission for advance approval of any ONEOK sale, and (b) as part of such request, demonstrate that the sale price does reflect fair market value and that the seller has taken all feasible actions to maximize the sale price. A sale of ONEOK stock to a Westar Energy affiliate will trigger heightened scrutiny by the Commission.

61. The Commission’s decision not to adopt MBIA’s second suggestion, reversal of the sale of ONEOK stock from Westar Energy to Westar Industries, is conditioned on Westar Energy’s compliance with the August 1, 2003 obligation set forth in Part I of the instant order. Absent such compliance the Commission will revisit MBIA’s suggestion (and any other suggestion that parties have for the sufficient and expeditious reduction of Westar Energy’s debt).

VII.	Interim Standstill Protections

62. Order 51 prescribed several “Interim Standstill Protections” aimed at preventing further abuses during the period in which (a) Westar Energy returns to financial health and (b) the Commission establishes permanent requirements. Parties raised questions concerning these standstill protections in three main areas: debt issuances, interaffiliate transactions and new investments in nonutility businesses.

A. Debt issuances

63. The standstill protections of Order 51 require WRI and KG&E to “obtain Commission approval before the issuance of any debt.” Westar Energy argues in its Petition at ¶ 26 that the Commission lacked authority under K.S.A. 66-125 to require advance review and approval of issuances of debt. The Commission was relying not on K.S.A. 66-125 but on its general authority under K.S.A. 66-101, et seq. K.S.A. 66-101(d) authorizes the Commission, after finding that “any… practice… is unjust, unreasonable, unreasonably inefficient or insufficient… to substitute therefore such other… practices … as are just and reasonable.” K.S.A. 66-125 contains no limitation on K.S.A. 66-101 et seq. Westar Energy reads K.S.A. 66-125 to diminish the Commission’s ability to identify “unreasonable practices,” and to “substitute reasonable practices,” whenever the unreasonable practices involved debt issuances. There is no textual or case law basis for this view.

64. On this question of debt issuances, the Company commits to allow Staff “input.” Westar Energy Petition at ¶ 26. Until the standstill provisions are no longer necessary, it is the Commission that will determine the nature and timing of debt issuances, and it is the Company (and other parties) that will have “input.”

65. Westar Energy asks the Commission to clarify the relationship between (a) the Commission’s statement, made in its Notice of Intervention in FERC Docket No. ES02-51-000, of conditional nonopposition to the financing proposed by Westar Energy in that docket; and (b) the Commission’s specification, in Order 51, of a standstill requirement on debt issuances. Id. at ¶ 27. Westar Energy specifically asks the Commission to rule that the standstill requirements established in Order 51 do not apply to the financing pending at FERC.

66. There is no reason to exempt the debt issuances pending at FERC from Order 51. If there is a timing problem, Westar Energy should submit to the Commission an explanation and request for approval without delay.

67. Contrary to Westar Energy’s suggestion, there is no inconsistency between the Commission’s statement of nonopposition at FERC and its requirement that the Company obtain Commission approval now. The Commission’s statement of nonopposition under federal law did not include any finding under state law. In any event, significant events have occurred since the Commission filed its Notice of Intervention at FERC. Most significantly, the Commission issued Order 51, finding that Westar Energy’s difficulties required specific reviews, limits and requirements, including the requirement that the Company reduce its electric business debt by $100 million annually for two years. The Commission also now has information, as described by Staff in its December 5, 2002 Response to Petitions for Reconsideration at ¶ 13, indicating that the Company may intend to pay dividends before it reduces its debt. These factors support including the debt issuance pending at FERC within the standstill requirement of Order 51.

68. Westar Energy asks whether this advance approval requirement applies to funds borrowed under existing lines of credit or commercial paper. Westar Energy Petition at ¶ 28. The answer is yes. That the Company has a pre-existing contractual right to borrow, in the form of an existing line of credit, in no way diminishes the necessity of Commission review before the Company increases its indebtedness.

69. Finally, the Company asks whether the advance approval requirement applies to routine short-term borrowings (which were exempted from review by paragraph E of the Commission’s Order of July 20, 2001 Order). Westar Energy Petition at ¶ 29.7 The Commission will exempt these borrowings from the advance review requirement; however, the Company shall make a weekly report of its short-term borrowings as previously required in Ordering Paragraph E of the July 20, 2001 Order.

B. Interaffiliate transactions

70. In Order 51, the standstill provision relating to interaffiliate transactions requires WRI and KG&E “to seek Commission approval before either WRI or KG&E enter[s] into any interaffiliate agreement with any WRI nonutility affiliate, where the value of goods or services exchanged exceeds $100,000.” Westar Energy Petition at ¶ 22 asks the Commission to “clarify” that where Westar Energy makes “payments…for value received,” such payments would not constitute a “cash transfer” for purpose of this requirement. Westar Energy gives as examples the Outsourcing Agreement and the Tax Sharing Agreement.

71. The Commission rejects Westar Energy’s suggested clarification. Order 51 applies by its terms to all interaffiliate agreements where there is a transfer valued at $100,000 or above. This requirement applies not only to the Outsourcing Agreement and the Tax Sharing Agreement but to

7 Ordering paragraph (E) of the July 20, 2001 Order provided:

(E) Nothing in the above requirements shall limit WRI’s ability to make routine short-term borrowings in the ordinary course of business to fund WRI’s on-going electric utility operations and meet cash flow needs and working capital needs of WRI’s electric utility operations. WRI shall make a weekly report to Staff of the net changes in its short-term borrowings.

all interaffiliate agreements. To exempt any agreement in which Westar Energy received, in its view, “value,” would be to defeat the purpose of the rule. That purpose is to place responsibility with the Commission, not with Westar Energy, for determining the appropriateness of interaffiliate transactions.

72. Moreover, that an agreement has, in Westar Energy’s words, “been provided to the Commission previously” or is “currently in effect,” does not diminish the need for Commission review and it does not affect the applicability of Order 51. All cash transfers in excess of $100,000 from Westar Energy or KG&E to an affiliate, including transfers “for value,” must be approved by the Commission before going into effect.

73. Cash transfers from Westar Energy to the nonutility businesses under the Tax Sharing Agreement would be particularly inappropriate until the misallocation of debt within Westar Energy’s corporate family is resolved. Under the Company’s approach, the utility business would bear the burden of the nonutility business’s debt but not receive the benefit of the nonutility business’s tax loss. This mismatch of burden and benefit is strong support for the Commission’s advance review of interaffiliate cash transfers. Westar Energy therefore should revise the Tax Sharing Agreement to reflect its obligation to retain for the utility business the benefits of tax losses attributable to the nonutility businesses until the Commission finds that the utility company no longer bears debt associated with the nonutility businesses.

74. The Commission does not intend this requirement to apply to interaffiliate transactions that are in the ordinary course of the utility’s business. A possible example could be sales of the utility’s receivables to a financing affiliate where the terms reflect an arm’s-length relationship. The Company may request an exemption on this basis. The request should identify the type of transaction, the parties to the transaction, the underlying contract, the likely number of transactions annually and the probable total value of such transactions annually.

75. Finally, the standstill provisions were effective on November 8, 2002, the date Order 51 was issued and served upon Westar Energy. If Westar Energy has engaged in any interaffiliate transactions since that date for which Westar Energy has not sought Commission approval, it must report them to the Commission by December 27, 2002.

76. At ¶ 23 of its Petition, Westar Energy argues that K.S.A. 66-1402 does not provide authority for the limits on interaffiliate transactions. As explained in the context of debt issuance, the Commission is relying not on K.S.A. 66-1402 but on its general authority under K.S.A. 66-101 et seq.

77. MBIA expresses concern that Westar Energy might evade Order 51’s $100,000 limit by engaging in numerous small transactions. MBIA Petition at 10. The Commission will not amend the requirement that Westar Energy obtain authorization in advance for transfers equal to or exceeding $100,000. But the Commission will require Westar Energy to report all transactions of any size, within 48 hours of their occurring, by describing the size, date and purpose. The Commission reserves authority to modify Order 51 to cover transactions of less than $100,000 in value, should the Commission find a pattern of avoiding the limit by breaking large transactions into smaller ones.

C. New investments in nonutility businesses

78. The standstill provision in Order 51 entitled “New investment in nonutility businesses” states: “WRI and KG&E shall seek Commission approval before WRI or any affiliate thereof invests more than $100,000 in an existing or new nonutility business.” Westar Energy in its Petition at ¶ 24 states that this provision “could be read to prohibit unregulated, non-utility businesses in which Westar Energy has an investment through Westar Industries from investing any money—even money generated internally from their own operations—in their operations without Commission approval.”

79. Order 51 prohibits Westar Energy’s electric utility business from subsidizing new or existing nonutility business or investment. Also, Order 51 and the instant order require Westar Energy to take steps to correct the misallocation of debt within the corporate family. In addition, Order 51 requires Westar Energy to reverse certain accounting transactions and to properly recognize the funding of Westar Industries by Westar Energy as a debt obligation of Westar Industries to Westar Energy, in which Westar Industries must pay interest to Westar Energy at Westar Industries’ incremental cost of debt. The Commission reiterates that Order 51 requires Westar Industries to make monthly interest payments to Westar Energy in cash, beginning with the month ending December 31, 2002. The interest expense payment must be paid by the 10th business day of each month. Order 51 also requires that Westar Energy pay down debt by at least $100 million per year for the next two years. The Commission intends these requirements to protect the public from further abuses and will revisit their sufficiency should further abuses occur.

80. In light of these requirements, the Commission modifies that the standstill provision set forth in ¶ 113 of Order 51 pertaining to “New investment in nonutility businesses” to read as follows:

WRI and KG&E shall seek Commission approval before WRI or KGE invests an amount equal to or more than $100,000 in an existing or new nonutility business. After the transfer of KPL utility business from WRI to KPLCo, this requirement shall apply to WRI, KG&E and KPLCo.

However, the Commission reminds Westar Energy and its affiliates that the existing investments in nonutility businesses are precisely the actions which have caused the present problems, and that the

Commission has the full authority to require Westar Energy to disaffiliate itself from nonutility businesses on a finding that the existing affiliation is not consistent with its public service obligations. The Commission therefore will require notice by Westar Energy to the Commission thirty (30) days before any investment of $100,000 or more in nonutility businesses by Westar Energy or any affiliate. Furthermore, should Westar Energy fail to achieve the required $100 million debt reduction, or should any affiliate engage in further investments which are not consistent with Westar Energy’s public service obligations, the Commission will revisit the question whether increases in investment in nonutility businesses by any affiliate should be permitted.

IT IS, THEREFORE, BY THE COMMISSION CONSIDERED AND ORDERED THAT:

A. The petitions for reconsideration and clarification are ruled upon as stated above. Any issue raised by Westar Energy or the other parties seeking reconsideration but not specifically discussed above is denied for the reasons sufficiently discussed in Order 51.

B. The short-term borrowing requirements as set forth in Ordering Paragraph E of the July 20, 2001 Order shall remain in effect until further order of the Commission.

C. This order has changed certain filing and reporting requirements and modified certain interim standstill protections. Accordingly, any party may file a petition for reconsideration of those decisions made in this Order within fifteen days of the date this order is served. If this Order is served by mail, service is complete upon mailing, and three days may be added to the above time frame.

D. The deadlines for the major filing and reporting requirements discussed in Orders 51 and 55 are set forth in attached Appendix A.

E. The Commission retains jurisdiction over the subject matter of this investigation and the parties for the purpose of entering such further order or orders as it may deem necessary and proper.

BY THE COMMISSION IT IS SO ORDERED.

ORDER MAILED DEC 23 2002
Wine, Chr.; Claus, Comm.; Moline, Comm.
Dated:	DEC 23 2002

		/s/ Jeffrey S. Wagaman	Executive Director

Jeffrey S. Wagaman Executive Director

APPENDIX A

Reversal of Accounting Transactions Compliance Report of Chief Financial Officer	Order 51 at ¶ 72(d)	December 9, 2002

Proposals for Additional Affiliate Standards and Guidelines for Westar Energy, Inc.	Order 51 at ¶ 109	December 9, 2002

Weekly Reports of Westar Energy, Inc. on Short Term Borrowings	Order 55 at ¶ 69	First business day of the following week

Report of Debt (debt falling outside of categories described in Westar Energy’s Indenture Report)	Order 55 at f.n. 3	December 27, 2002

Report of Interaffiliate Transactions since November 8, 2002 Report of Interaffiliate Transfers in an amount equal to or exceeding $100,000 Notice of Nonutility Investments exceeding $100,000	Order 55 at ¶ 75 Order 55 at ¶ 77 Order 55 at ¶ 80	December 27, 2002 Within 48 hours of transfer 30 days before investment

Letter stating whether Westar Energy will comply with $100 million debt reduction requirement	Order 55 at ¶ 33	January 10, 2003

Progress Report on Debt Reduction	Order 51 at ¶¶ 86, 101 Order 55 at ¶ 17	January 10, 2003 (10th day of every month)

Staff Report on Propriety of Accounting Entries	Order 55 at ¶ 57	January 10, 2003

Quarterly Financial Reporting Requirements (income statements, statements of financial position and statements of cash flows)	Order 51 at ¶ 82	February 3, 2003 (first business day of the second month following the end of a quarter)

Corporate Restructuring and Debt Reduction Planning Report	Order 55 at ¶ 16	February 6, 2003

Completion of Corporate and Financial Restructuring and Cost Allocation Manual	Order 55 at ¶ 11	August 1, 2003